Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212
Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

August 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds, Assistant Director
Washington, D.C. 20549

RE:	Powerdyne International, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-172509

Dear Mr. Reynolds:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No.3 to the Powerdyne International, Inc. (the “Company”) registration statement on Form S-1.  The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated July 6, 2011 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response (if applicable) thereto in the Registration Statement.

Please note that the Company has revised its registration statement to apply only to a sale by existing shareholders of their shares in the Company.  No primary offering to raise capital for the Company is being conducted through this registration statement.  Following the effectiveness of this instant registration statement, the Company will thereafter prepare a subsequent registration statement which will seek registration of shares to be sold by the Company in a primary public offering to raise proceeds for the Company.  As a result of the aforementioned changes to the current registration statement, certain comments of the Commission may therefore be inapplicable or no longer relevant in the current context.

1. The Company has a reasonable basis for making the statements concerning the attributes of its proposed products, including the promotional statements in the Form S-1 identified by the Commission.  Additional disclosure has been added in a newly created section entitled “Prototypes” within the main section “The Business.”  As requested by the Commission, this disclosure includes statements with respect to the previous product testing, test dates and results, and where the tests were performed.  Also, we have disclosed information regarding the disassembly of the previous version of the Company’s prototype.

2. Subsequent to the prior amended registration statement filed by the Company, the prototype has been completed.  As a working prototype has been produced, the applicable disclosure in the registration statement has been revised to reflect the same.  We trust that such disclosures now adequately address the comments made by the Commission.

3. As discussed in our prior comment responses, Tiber Creek Corporation (“Tiber”) holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to simply reincorporate their businesses in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company. Otherwise, these corporations, such as Greenmark Acquisition Corp.), are inactive and Tiber does not conduct any business in such corporations.  Tiber has effected several similar transactions previously (as the transaction between Powerdyne, Inc. and Greenmark Acquisition Corp.) and was never considered a promoter by the Commission. Furthermore, Mr. Cassidy serves only as an interim officer of these corporations (such as Greenmark Acquisition Corp.) until such time as a change of control in such corporations is effectuated to the registering issuer. As the role of Tiber is essentially limited to preparing the corporate structure and organizing the Company for becoming a public company, the role of Mr. Cassidy does not amount to the traditional definition of a promoter.  Accordingly, Mr. Cassidy has no significant or promotion role in any of the issuing companies, such as the Company, and therefore, should not be considered a promoter of the Company.  Based on the foregoing discussion, no changes are being to the Form S-1 as a result of Comment 3 issued by the Commission.

4. We have revised the Form S-1 to apply only to registration and sale of the shares of existing shareholders.  There will be no concurrent primary public offering of shares by the Company as a part of the present registration statement.  Accordingly, as there will no longer be a concurrent primary offering by the Company and selling shareholder offering by existing shareholders of the Company, no changes are being made to the Form S-1 as a result of Comment 4 issued by the Commission.

5. We have revised the offering termination date to key off the initial effectiveness date of the Form S-1 instead of the prospectus date.

6. As no primary public offering is being conducted through the instant Form S-1, the “Use of Proceeds” section has been deleted (as no proceeds will be obtained by the Company).  Accordingly, no changes are being made to the Form S-1 as a result of Comment 6 issued by the Commission.

7. As no primary public offering is being conducted through the instant Form S-1, the “Dilution” section has been deleted (as no dilution will result from the issuance of new shares by the Company).  Accordingly, no changes are being made to the Form S-1 as a result of Comment 7 issued by the Commission.

8. There will be no concurrent primary public offering of shares by the Company as a part of the present registration statement.  Accordingly, as there will no longer be a concurrent primary offering by the Company and selling shareholder offering by existing shareholders of the Company, no changes are being made to the Form S-1 as a result of Comment 8 issued by the Commission.

9. We have revised the disclosure to address testing done on the product.  In addition, we have clarified the results from testing and nature of the results.  Additional disclosure has been added in a newly created section entitled “Prototypes” within the main section “The Business.”  Subsequent to the prior amended registration statement filed by the Company, the prototype has been completed. As a working prototype has been produced, the applicable disclosure in the registration statement has been revised to reflect the same.

10. We have included a discussion of the various stages of the prototype in the Form S-1.  Additional disclosure has been added in a newly created section entitled “Prototypes” within the main section “The Business.”

11. As requested by the Commission, we have revised the Form S-1 to indicate that the Company has not entered into any such arrangement or agreement with respect to containers.

12. We have added additional disclosure regarding the transaction with Greenmark Acquisition Corp.  The additional disclosure is listed in a section entitled “Merger” within the main section “The Business.”

13. We have revised the “Pricing” discussion to include some further details regarding the assertion that the Company’s products should deliver lower costs for customer.  In this regard, please note that the Company now has a completed prototype upon which all applicable testing has been completed.

14. We have revised the disclosure in the section entitled “Competition” to address the comments issued by the Commission.  We trust that such revised disclosure now adequately meets the spirit of the comments made by the Commission, as we have duly removed comparisons and promotional statements that the Company’s product is superior to the products of potential competitors.

15. We have disclosed in the Form S-1 that the Company does not have any strategic partners.

16. As requested by the Commission in Comment 16, we have updated the noted disclosure in the Form S-1 to harmonize with the fact that the Company is already a reporting company.

17. We have revised the “Operations” section (and later the “Property” section) to address the adequacy of the manufacturing facility.  In addition, we have added an additional disclosure note in the “Operations” section in the main section “The Business.”

18. Per the Commission’s request in Comment 18, we have disclosed in the Form S-1 additional details regarding the fees charged and scope of services provided by Merchant Banking Advisors.

19. As the research and development costs to date include such a small amount and are relatively nominal, the Company does not believe that any further break-down or added detail regarding the line items would be material.  In addition, we are unclear as to whether the Commission is requesting a further break-down meaning more details pertaining to including more specific research and development line-items, an exact figure for spending, or a break-down of amount by time period.

20. Subsequent to the prior amended registration statement filed by the Company, the prototype has been completed. As a working prototype has been produced, the applicable disclosure in the registration statement has been revised to reflect the same.  We have accordingly revised the references to the disclosure in the “Plan of Operation” in the Form S-1.

21. As requested by the Commission, we have removed the references to self-financing or becoming self-funded in the Form S-1, due to the uncertainties surrounding the consummation of any equipment financing arrangement.

22. We have removed the references to self-financing or becoming self-funded, due to the uncertainties surrounding the consummation of any equipment financing arrangement.  In addition, the specific reference in the Form S-1 to adequate financing over the next 15 months has also been removed.

23. Per the request of the Commission, we have added additional details in the Form S-1 regarding professional fees incurred in 2010 by the Company.

24. As the financial statements have been updated to June 30, 2011, we have added the requisite disclosure in the Form S-1 to address this updated time period. We trust that such disclosures now adequately address the comments made by the Commission.

25. We have revised the disclosure in “Executive Compensation” to address Item 402(m) of Regulation S-K, including Instruction 1. We trust that such revised disclosure now adequately address the comments made by the Commission.

26. As discussed hereinabove in these comment responses, Mr. Cassidy should not be regarded as a promoter of the Company (for the reasons set forth in response 3 above).  Accordingly, we are unclear as to what (if any) additional disclosure is actually required pursuant to Item 404(d)(2) of Regulation S-K.

27. The Company has not heretofore signed a lease with respect to the manufacturing facility.  As such, we have updated the disclosure in the Form S-1 to reflect this fact.  We trust that such revised disclosure now adequately address the comments made by the Commission.

           28. We do not believe that Rule 144(i) applies to the Company.  The Company presently has business operations and assets consisting of more than cash or cash equivalents.  Accordingly, the text of Rule 144(i)(1)(i) would be inapplicable.  Further, pursuant to Rule 144(i)(1)(ii,) the Company has been filing reports under the Exchange Act during the preceding 12 months and for periods prior thereto.  Finally, we note that Rule 144(i)(1)(i) specifically excludes from its application issuers that are business combination related shell companies.  Accordingly, Rule 144(i)(1)(ii) would not apply to the Company to the extent that it was a business combination related shell company prior to the merger completed in February 2011.

29. Upon issuance of the shares, the Company will credit additional paid-in capital and common shares.  The stock subscription account is a contra account in shareholders’ equity to the common shares and additional paid in capital that is used to record the remaining receivable from the investor described as a stock subscription receivable.

30. Rule 8-08 refers to the Age of Financial Statements for a filing other than a Form 10-K filing (the financial statements included in the filing must not be less current than the financial statements that would be required in a Form 10-K and Form 10-Q).  The Company prepared the second quarter financial statements for its auditors and they have completed (or will complete) a SAS 100 review on these numbers as of June 30, 2011. Greenmark Acquisition (or GAC) is a shell company with nominal assets and no operations and no employees and does not meet the definition of a business as described in ASC 805 paragraphs ASC 805 – 10 – 55 – 4 to ASC 805 – 10 – 55 - 9.  The transaction should be treated as a merger of a private business with a shell company (see SEC Corp Finance Reporting Manual Section 1220 8-K – 1220.1 Reverse Capitalization with a Shell Company).  Therefore, the reverse acquisition occurred on February 7, 2011 and was reported as a subsequent event in GAC’s Form 10-K, the accounting acquirer was Powerdyne, the legal acquirer was GAC, this was reported in the March 31, 2011 financial statements and the comparative period was already amended to reflect the recapitalization transaction for the three months ended March 31, 2011 and 2010.  The transaction is a type II subsequent event to the December 31, 2010 and December 31, 2009 financial statements. Therefore, the impact of the merger would be accounted for in March 31, 2011 not in December 31, 2010, therefore retroactive restatement is not required. For all periods presented from March 31, 2011 forward the prior periods equity sections and earnings per share information will be adjusted for the recapitalization transaction.  This has been appropriately accounted for in the financial statements. Accordingly, we request that the Commission reconsider the comment to amend the Form S-1 filing, especially the last sentence in the latest comment letter.

31. The offers and sales of securities to investors were made as part of an ongoing private placement exempt from registration under the Securities Act.  No general advertising or solicitation was used in conducting such offers and sales of securities.  The Company has previously filed a Form D with the Commission.

32. We acknowledge Comment 32 issued by the Commission.  The legal opinion will be  duly filed in a subsequent round of responses to comments prior to requesting effectiveness.

33. As we have revised the Form S-1 to apply only to registration and sale of the shares of existing shareholders, there will be no concurrent primary public offering of shares by the Company as a part of the present registration statement.  Accordingly, as there will no longer be a concurrent primary offering by the Company and selling shareholder offering by existing shareholders of the Company, no changes are being made to the Form S-1 as a result of Comment 33 issued by the Commission.

34. We have revised the disclosure in the Form S-1 relating to ability to finance operations so that it is not inconsistent with the statements in the employment agreements regarding fragility of the finances of the Company.  We trust that such revised disclosure now adequately address the comments made by the Commission.

35. As requested by the Commission, we have revised the “Undertaking” section to specifically comply with the exact wording requested by Item 512(a)(1)(ii).

36. As requested by the Commission, We have revised the Form S-1 to indicate that the designated officers of the Company are signing the document in personal capacities in addition to on behalf of the Company.

37. As previously discussed with Mr. Williamson of the reviewing staff of the Commission, updates to Form 10-K or other Exchange Act reports (to the extent applicable) would be submitted upon more certain finalization of the Form S-1.  Once it appears that the Commission will have no further (or limited) major substantive comments to the Form S-1, the final conforming revisions will be made to the Exchange Act reports and submitted by the Company.  In this regard, as requested by Mr. Williamson, the Company acknowledges that even if the Company does not continue in its efforts to have the Form S-1 ultimately declared effective (or otherwise abandons or withdraws its Form S-1), the Company will nevertheless have a duty to update its Exchange Act reports pursuant to the comments received from the Commission with respect to the Form S-1.

38. We advise that GAC’s audit fees were incurred in 2011 when the services were provided. With respect to the $13,850 audit fee for 2010 disclosed in Item 14, Principal Accounting Fees and Services, these fees were pertaining to Powerdyne and are appropriately recorded on an accrual basis in the financial statements for 2010 and 2011 for Powerdyne.

39. In response to Comment 39 issued by the Commission, we reincorporate our response to Comment 37 directly above.  Please advise us if the Commission is requiring that anything further be completed in the interim.

40. GAC is shell company with nominal assets and no operations and no employees and does not meet the definition of a business as described in ASC 805 paragraphs ASC 805 – 10 – 55 – 4 to ASC 805 – 10 – 55 - 9. The transaction should be treated as a merger of a private business with a shell company (see SEC Corp Finance Reporting Manual Section 1220 8-K – 1220.1 Reverse Capitalization with a Shell Company). Therefore, the reverse acquisition occurred on February 7, 2011 and was reported as a subsequent event in GAC’s Form 10-K, the accounting acquirer was Powerdyne, the legal acquirer was GAC, this was reported in the March 31, 2011 financial statements and the comparative period was already amended to reflect the recapitalization transaction for the three months ended March 31, 2011 and 2010.  The transaction is a type II subsequent event to the December 31, 2010 and December 31, 2009 financial statements. Therefore, the impact of the merger would be accounted for in March 31, 2011 not in December 31, 2010, therefore retroactive restatement is not required. For all periods presented from March 31, 2011 forward the prior periods equity sections and earnings per share information will be adjusted for the recapitalization transaction. This has been appropriately accounted for in the financial statements on a prospective basis with the historical amounts restated.  Additionally, the Commission is referring to the 8-K rules pertaining that pro forma financial statements are required since this is a material transaction for GAC. However, GAC is a shell company with nominal assets and liabilities and Powerdyne, Inc. (the private company) was a development stage company, also with nominal assets and liabilities, indicating that the combined entities are not material relative to each other and no pro forma financial information should be provided because it would not provide any additional benefit to investors.  Accordingly, we request that the Commission reconsider the comment to amend the Form S-1 filing.

41. We advise the Commission that the basis for increasing stockholders’ deficit by $728,500 for the recapitalization was based on the fact that the Company raised significant equity and issued significant stock in anticipation of becoming a registered public company.  Approximately $332,000 of the increase was raised due to additional stock subscriptions sold.  Approximately $495,000 of the increase is due to stock compensation expense which was valued according to ASC 718, Share Based Compensation.  The $102,200 stock subscription adjustment represents the remaining funds not yet received from the potential investors who have signed a stock subscription agreement.

42. We advise the Commission that the Company accounted for the fair value of the stock price using ASC 718, paragraph 55-51 which states, “Nonpublic entities may have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of their share prices.  For example, a nonpublic entity that has an internal market for its shares, has private transactions in its shares, or issues new equity or convertible debt instruments…” The Company has been issuing stock subscriptions with the stock price valued at $0.01, creating an internal market for its shares and therefore a fair value price.  Therefore, the Company accounted for the 49,500,000 shares issued in relation to the reverse merger at $0.01 due to the fact that the price is its historical fair value based on ASC 718 literature.  The historical value at $0.01 multiplied by 49,500,000 shares issued equals $495,000 in stock compensation expense.

43. As requested by the Commission, we have revised the comparative columns noted by the Commission.  We trust that such revised disclosure now adequately address the comments made by the Commission.

44. We advise the Commission that the Company is not involved in any legal settlement with a former employee.  A former employee who was terminated was asked by the Company to repay a $5,000 advance given to him.  In response, the employee demanded monies from the Company.  No further action has occurred, and the Company is not expecting or in the midst of actual litigation proceedings with respect to this matter.  We have supplemented the disclosure in the Form S-1 to briefly describe the situation.

45. We have included updated financial statements, which should resolve any inconsistencies.  The financial statements submitted in the amended Form S-1 submitted herewith extend to the period ending June 30, 2011.

46. We reincorporate our response above to Comment 31.  The Company has previously included the information required by Item 701 of Regulation S-K.  Please advise us of the additional specific information that is being requested by the Commission.

We trust that the responses above and revised Form S-1 filed herewith together address the recent comments from the Commission that were issued to the Company.  Finally, as a related matter to the comments above, we have revised the Form S-1 to reflect recent private sales of common stock of the Company.  In addition, please note that, as discussed above, following the effectiveness of the registration statement, the Company anticipates potentially completing a primary public offering of securities in order to raise capital (i.e a subsequent registration statement till be duly filed at such time).

We look forward to receiving any additional comments following your review and evaluation of the registration statement.  If you have any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or the undersigned at (310) 709-4338.   In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission on behalf of the Company to be copied to lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates